Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725

Siebel Confidential Butch Winters Vice President & General Manager, Global Alliances September 14, 2005

Disclaimer The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states. Additional Information and Where to Find It This document may be deemed to be solicitation material inrespect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations. Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle's directors and executive officers is available in Oracle's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel's directors and executive officers is available in Siebel's proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. Forward-Looking Statements: This document includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "poten^tial," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel's results, future expectations concerning available cash and cash equivalents, Siebel's expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel's most recently filed Forms 10-K and 10-Q and Oracle's most recently filed Form 10-K. Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.

What Was Announced The New Oracle What is Different Customer and Partner Benefits Initial Solutions Overview What Happens Next? Q&A Agenda

Announcement - September 12, 2005 Oracle acquires Siebel Systems and becomes #1 in CRM Oracle to acquire Siebel Systems, the leading provider of customer-facing enterprise applications Acquiring Siebel for $10.66 per share $5.85B fully-diluted equity value Transaction expected to close in early 2006 Combine complementary capabilities of Oracle and Siebel Systems provides customers with a complete set of information age software Siebel provides best-in-class customer relationship management (CRM), analytics, customer data integration, and industry solutions Oracle provides ERP and infrastructure technologies to complete an expanded 360 degree real-time view across the enterprise Plan to retain key personnel and maintain momentum in Siebel development, support, sales, professional services and On Demand

The Combined Company Becomes a Leading Customer-Centric Software Provider (1) Based on last fiscal year income statements. Siebel's best-in-class CRM + Oracle's best-in-class ERP + Oracle's best-in-class Fusion middleware + Oracle's best-in-class 10g database technology = Single best solution for customer-centric enterprises 3.4 million live CRM users Over 4,000 world class customers ERP-focused Largest enterprise CRM deployments Proven return on investment Best practices and implementation experience 5,000 employees located in 80 offices in 33 countries Revenue of $1.3 billion(1) 360° real-time view of the customer from sales to services to fulfillment to the shop room floor Domain expertise to aggregate, cleanse and normalize customer data Industry expertise in key verticals 50,000 employees servicing 260,000 customers across 190 countries 24x7 global support 13,100 software developers and $1.5bn R&D budget (1) (1) Based on last fiscal year income statements.

Plan for Siebel Products "Siebel Systems intends to continue to deliver enhancements and improvements too its products as currently contemplated. After the close of the transaction, Oracle plans to make Siebel's products and services the centerpiece of Oracle's CRM strategy" Acquisition Announcement-Oracle Investor Presentation September 12, 2005

The New Oracle "Stack"

Customer Benefits Siebel CRM will be tightly integrated with Oracle's applications and infrastructure and all investments in Siebel applications will be supported and protected as the centerpiece of Oracle's Fusion CRM strategy Oracle customers gain access to the leading CRM applications to help drive customer-facing capabilities and systems Enhanced product solutions with broader, more modular and flexible business functionality Stronger combined vendor with complementary products attributes Accelerated innovation from larger R&D investments (over $1.5B per year) with less redundant efforts Reduced TCO through improved software integration and decreased complexity in the sourcing, implementation and ongoing maintenance of software Consolidated customer support across multiple products with increased vendor accountability

Partner Benefits Work with a single vendor to address customer needs for CRM, ERP, analytics, customer data integration, and infrastructure technologies Siebel partners will benefit from Oracle's worldwide resources and increased partner investment Oracle partners will benefit from Siebel's best-in-class customer-facing products, Customer Experience consulting, and proven best practices tailored to industry needs Preserves partners' investments and experience in Siebel CRM Greater R&D budget will drive continued innovation Many of the most influential partners are also Siebel's largest customers More opportunities for partners, allowing them to further invest in the Oracle ecosystem Combination will result in Oracle being the largest CRM practice at many firms Gain ROI on efficiencies generated by combining practices Oracle and Siebel partners will benefit through an expanded product footprint in customer-facing solutions

Deloitte Benefits Deloitte has over 5000 Oracle, PeopleSoft, and Siebel trained professionals worldwide with over 3500 CRM practitioners Recognized as the 2004 Oracle Partner of the Year Deloitte Consulting successfully defined new markets, achieved leadership positions in target markets and transformed traditional business practices building on Oracle's offerings. Deloitte is intensely focused on helping Siebel customers generate measurable business value from their solution implementations Deloitte was the first Global Strategic Alliance Partner and certified on the Siebel Customer Experience Blueprint Deloitte is a Platinum Sponsor of the Customer World 2005 and will be represented in branding, speaking sessions, BI Summit, and Executive Track Strength in key industry solutions areas include: Public Sector, Financial Services, Life Sciences, M&D, CME

New Functionality Product Enhancements Product Support New Functionality Product Enhancements Product Support New Functionality Product Enhancements Product Support New Functionality Product Enhancements Product Support Combination ensures support and protection for the significant investments customers have made We plan to continue to release product enhancements and support for Oracle and Siebel Systems products Plans include a migration for existing CRM customers to Fusion CRM applications, which will incorporate Siebel CRM as the base set of features and functionality PROJECT FUSION Product Evolution for All Customers

Convergence of Oracle and Siebel Applications



ORACLE
Manufacturing
BI
Financials
HR
CRM
SCM
Collab Suite
iAS
Project Mgmt
Data Hub
10g
Procurement
SIEBEL
CRM
Component Assembly
Analytics
OnDemand
Customer Data Integration
PROJECT FUSION
CRM
Manufacturing
Customer Data Integration
SCM
Procurement
iAS
Analytics
OnDemand
Data Hub
HR
BI
Middleware
Enterprise Manager
Financials
10g
Project Mgmt
Collab Suite
Media & Entertainment
Consumer Goods
Communi-cations
Retail
Healthcare
Energy
Transpor-tation
Life Sciences
High Tech
Manu-facturing
Financial Services
Travel & Hospitality
Others...
Public Sector

- Complete set of modular, information age applications
- Tailored for the needs of over 20 specific industries

© 2005 Siebel Systems, Inc. Confidential.

SIEBEL

Siebel's product capabilities are tailored for the needs of over 20 industries Communications & Media Financial Services Life Sciences High Technology Insurance & Healthcare Travel, Transport & Hospitality Consumer Goods Manufacturing Retail Automotive Select Joint Applications Customers

Short-term Road Map Customer World 2005 This is the largest CRM industry event This will be our most highly attended customer event ever! Business as usual: Oracle and Siebel Systems operate as two separate companies Work to close a successful Q3 Deliver world-class customer value Build world-class products Position Siebel as the centerpiece of CRM strategy Ensure 100 percent customer satisfaction Continue to drive leadership in Component Assembly Space Complete demonstrations for Customer World Build joint business case for driving customer awareness and early adaptor deals Siebel and Deloitte committed to the success of the relationship Continue to build joint initiatives Develop, mature and close pipeline business

The Industry-Leading Combination For more information please contact your Alliances Team or go the following link http://www.oracle.com/siebel/index.html